Exhibit 5.1

August 10, 2026

Alphabet Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Ladies and Gentlemen:

We have acted as special counsel to Alphabet Inc., a Delaware corporation (the “Company”), in connection with its offering pursuant to a registration statement on Form S-3 (No. 333-296395) (the “Registration Statement”) and the prospectus, dated June 1, 2026, as supplemented by the prospectus supplement, dated August 6, 2026 (together, the “Prospectus”), of:

•	$750,000,000 aggregate principal amount of floating rate notes due 2028,

•	$1,250,000,000 aggregate principal amount of 4.500% notes due 2028,

•	$500,000,000 aggregate principal amount of floating rate notes due 2029,

•	$2,000,000,000 aggregate principal amount of 4.625% notes due 2029,

•	$3,500,000,000 aggregate principal amount of 4.875% notes due 2031,

•	$2,500,000,000 aggregate principal amount of 5.200% notes due 2033,

•	$4,500,000,000 aggregate principal amount of 5.450% notes due 2036,

•	$3,000,000,000 aggregate principal amount of 6.250% notes due 2046,

•	$4,500,000,000 aggregate principal amount of 6.375% notes due 2056 and

•	$2,500,000,000 aggregate principal amount of 6.500% notes due 2066 (collectively, the “Securities”).

The Securities were issued pursuant to an indenture dated as of February 12, 2016 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”).

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

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(b)	the Prospectus and the documents incorporated by reference therein;

(c)

an executed copy of the Terms Agreement (including the Underwriting Agreement in the form in which it was incorporated into the Terms Agreement) dated August 6, 2026 between the Company and BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule I thereto;

(d)

executed copies of the Indenture dated February 12, 2016 and the Officer’s Certificate dated August 10, 2026, establishing the terms of the Securities in accordance with Sections 2.01, 3.01 and 3.03 of the Indenture;

(e)	facsimile copies of the Securities in global form as executed by the Company and authenticated by the Trustee; and

(f)

copies of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws certified by the Secretary of State of the State of Delaware and the corporate secretary of the Company, respectively.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company in the Underwriting Agreement).

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Securities have been validly issued by the Company and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinion relates to the valid existence and good standing of the Company, it is based solely on confirmation from public officials. Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America, the law of the State of New York or the General Corporation Law of the State of Delaware that

Alphabet Inc., p. 3

in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) we express no opinion with respect to the effect of any mandatory choice of law rules and (c) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

The foregoing opinion is limited to the law of the State of New York and the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws.

We hereby consent to the use of our name in the Prospectus under the heading “Legal Matters” as counsel for the Company who has passed on the validity of the Securities and to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated August 10, 2026. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuangjun Wang
Shuangjun Wang, a Partner